UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 20, 2011
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on June 20, 2011, entitled "Statoil positioned for long term growth”.

Statoil positioned for long term growth

Today, Statoil (OSE: STL, NYSE: STO) presents its long term growth outlook. The company expects to raise production from around 1,9 million barrels in 2010 to above 2.5 million barrels of oil equivalents per day in 2020. With premium positions on a revitalised Norwegian Continental Shelf (NCS) and a world class project portfolio, Statoil is positioned to deliver strong shareholder returns.

Celebrating its ten years anniversary as a publicly listed company, Statoil expands on its outlook for the coming years at the Capital Markets Day at the New York Stock Exchange.

- We have made significant strategic progress and have proven ability to deliver competitive returns since our IPO in 2001. With a premium project portfolio and strong commitment to leverage the company's competitive strengths, we will continue our journey, says Helge Lund, president and CEO of Statoil.

- The industry has changed considerably since we listed the company. Today we announce a strategy that reflects those changes and how we address them to the benefit of our shareholders, Lund adds.

Statoil grew production at a compound annual growth rate (CAGR) of 3% in the last decade, excluding the Hydro merger. Production is expected to continue growing at the same rate over the next ten years, reaching a level of above 2.5 million barrels of oil equivalents (boe) per day in 2020.

  A first wave of new projects will provide a step-up in production in 2012, delivering around 3% CAGR 2010 - 2012.
  A second wave of projects will give further growth from 2014 and onwards, providing a 2-3% CAGR for the years 2012 - 2016 with production in 2013 expected to be around 2012 level.
  A third wave of projects will provide a 3-4% CAGR from 2016 to 2020, taking production above 2.5 million boe per day in 2020.

This corresponds to an overall CAGR of around 3 % from 2010 till 2020, a growth rate backed by a strong resource base and a portfolio of world class projects. In 2020 the production from NCS is expected to be above 1.4 million boe per day, while the international portfolio is expected to produce above 1.1 million boe per day.

- The NCS has a significant potential and continues to yield long term, superior value creation opportunities in an investment friendly environment. The NCS remains a very attractive and globally competitive province for future oil and gas activities, says Helge Lund.

To realise the project portfolio Statoil increased investments for 2011 to USD 16 billon, and expects the investments in 2012 to be at the same level.

- Towards 2020 our ambition is to establish material positions in 3 - 5 offshore business clusters outside the NCS and step up our shale gas and liquids production. These positions have significant resource potential and through exploration, business development and the application of our distinct technological capabilities we will lift value creation beyond today's levels, Lund says.

The offshore business clusters include Gulf of Mexico, Brazil, Angola, the Caspian region and Arctic outside the NCS.

Statoil today announces discoveries in both side tracks on the Peregrino South well, immediately adjacent to the newly opened Peregrino field offshore Brazil. The estimates of recoverable volumes in Peregrino South are between 150 - 300 million boe. This discovery brings a phase two development of the Statoil operated Peregrino field considerably closer.

Statoil also confirms an increase in expected volumes from the Skrugard oil discovery in the Barents Sea in Norway. The Skrugard volumes are now estimated at approximately 250 million boe recoverable resources, with a significant upside potential in the license. The Skrugard well has significantly improved Statoil's understanding of other prospects in the area.

- Our recent performance marks an early indication that our sharpened exploration strategy is working. This reaffirms that our competence and experience allow us to pursue an exploration strategy emphasising early access at scale and priority to high impact opportunities, says Helge Lund.

Statoil expects to drill 20 - 25 high impact wells in the years 2011 - 2013.

Technology focused, upstream strategy

In recent years, Statoil has streamlined its business, reinforcing its position as a technology focused upstream company. While building a leading position on the NCS, Statoil has taken positions in a number of the world's most prolific provinces and established an attractive resource base. Since listing the company has increased its non-Norwegian production more than five fold. The core competencies and capabilities, including innovative development and application of technology coupled with the execution of complex offshore and onshore field development projects, positions Statoil as operator and partner globally.

Statoil's long term strategy focuses on six core building blocks. Firstly, Statoil will further revitalise and expand the NCS horizon with high value barrels. The company's position on the NCS remains a strong cash generator, with a set of premium projects that form the foundation for its growth outlook. Secondly, Statoil will utilise its superior gas position to deliver value in strong and growing markets. Thirdly, the company will leverage its leadership in complex offshore projects, and build material positions in 3-5 business clusters in addition to the NCS. Fourthly, it will continue to strengthen its resource base through leading exploration activities. Fifthly, Statoil will step up the company's shale gas and liquids activity, strengthening performance based on its early entry and core technology competencies. Finally, the company will further enhance shareholder return through active portfolio management.

In addition the focus on renewables concentrated around offshore wind continues. Statoil has taken important positions currently centred on the Sheringham Shoal and Dogger Bank projects in the UK

A new industrial horizon in Norway

Statoil sees three long term business clusters on the NCS - the North Sea, the Norwegian Sea and the Barents Sea.

The Skrugard discovery provides renewed optimism for the whole Barents region. It also reaffirms the long term perspective of the NCS, where there is a set of opportunities based on current producing assets and access to new, promising areas. The delineation agreement between Norway and Russia, and statements from the Norwegian government on its intent to give access to new acreage, adds to a positive outlook for the Barents Sea.

The company will maximise the value of the North Sea through operational improvements, IOR measures and development of satellite fields. The development of new fields, such as Valemon, Gudrun and Dagny/Ermintrude represents a significant business opportunity. In the Norwegian Sea cluster, the company will fast track the projects in the pipeline, and is looking at further growth options, including opening of the resource rich areas of Nordland VI and VII.

Capturing value from gas

Natural gas is emerging as the most plentiful, cost efficient and cleanest of fossil fuels. There is a particularly strong case for an increased use of gas in power generation. Gas is cost competitive with coal, nuclear and renewables, which allows for even higher gas prices. Growing demand for gas in Asia will also impact prices in Europe through export of LNG. Statoil is well positioned to take part in this expected growth in the gas markets.

The positive outlook for gas, and the opportunities for enhanced value creation in the expanding markets worldwide, covers conventional as well as unconventional resources. Going forward our industrial roadmap for North American will focus on building the Marcellus and Eagle Ford positions, taking on operatorship and growing into new areas.

Further information from:

Investor relations

Hilde Merete Nafstad, senior vice president investor relations,
Tel: + 47 957 83 911 (mobile)

Morten Sven Johannessen, vice president investor relations USA,
Tel: + 1 203 570 2524 (mobile)

Press

Jannik Lindbæk jr, vice president for media relations,
Tel: + 47 977 55 622 (mobile)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: June 20, 2011	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer